United States

Securities and Exchange Commission

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed

Pursuant to § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )*

Selecta Biosciences, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 par value per share

(Title of Class of Securities)

816212104

(CUSIP Number)

July 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 816212104	Schedule 13G	Page 1 of 4

1	Names of Reporting Persons Swedish Orphan Biovitrum AB (publ)
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Sweden

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 5,416,390
	6	Shared Voting Power 0
	7	Sole Dispositive Power 5,416,390
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 5,416,390
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 6.2%
12	Type of Reporting Person OO

CUSIP No. 816212104	Schedule 13G	Page 2 of 4

ITEM 1.	(a)	Name of Issuer:

Selecta Biosciences, Inc. (the “Issuer”)

	(b)	Address of Issuer’s Principal Executive Offices:

480 Arsenal Way Watertown, Massachusetts 02472

ITEM 2.	(a)	Name of Person Filing:

This statement is filed on behalf of Swedish Orphan Biovitrum AB (publ) (the “Reporting Person”).

	(b)	Address or Principal Business Office:

The business address of the Reporting Person is Tomtebodavägen 23A, SE-112 76, Stockholm, Sweden.

	(c)	Citizenship of each Reporting Person is:

The Reporting Person is organized under the laws of Sweden.

	(d)	Title of Class of Securities:

Common Stock, $0.0001 par value per share (the “Common Stock”).

	(e)	CUSIP Number:

816212104

ITEM 3.

Not applicable.

ITEM 4.	Ownership.

The percentage ownership information below is based on 87,489,681 shares of Common Stock outstanding as of May 1, 2020, as reported on the Quarterly Report on Form 10-Q filed by the Issuer on May 7, 2020.

(a)	Amount beneficially owned:

The Reporting Person is the record holder of 5,416,390 shares of Common Stock.

CUSIP No. 816212104	Schedule 13G	Page 3 of 4

(b)	Percent of class: 6.2%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 5,416,390

(ii)	Shared power to vote or direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 5,416,390

(iv)	Shared power to dispose or to direct the disposition of: 0

ITEM 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

ITEM 8.	Identification and Classification of Members of the Group.

Not applicable.

ITEM 9.	Notice of Dissolution of Group.

Not applicable.

ITEM 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 816212104	Schedule 13G	Page 4 of 4

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 10, 2020

Swedish Orphan Biovitrum AB (publ)

By:	/s/ Guido Oelkers
Name:	Guido Oelkers
Title:	Chief Executive Officer and President